Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income (loss) before Noncontrolling Interest and Income Taxes	$1,028	$820	$(331)	$53	$(49)
Fixed Charges	3,122	2,520	1,316	920	854
Total Earnings	$4,150	$3,340	$985	$973	$805

Fixed Charges
Interest Expense	$3,046	$2,468	$1,285	$890	$824
Amortization of Debt Costs	44	31	21	21	22
Interest Element of Rentals	32	21	10	9	8
Total Fixed Charges	$3,122	$2,520	$1,316	$920	$854

Ratio of Earnings to Fixed Charges (1)	1.33	1.33	—	1.06	—

(1)
Earnings for the years ended December 31, 2015 and 2013 were insufficient to cover fixed charges by $331 million and $49 million, respectively. As a result of such deficiencies, the ratios are not presented above.